                      SECURITIES  AND  EXCHANGE  COMMISSION
                            WASHINGTON,  D.C.  20549


                                   FORM  11-K


              ANNUAL  REPORT  PURSUANT  TO  SECTION  15(D)  OF  THE
                       SECURITIES  EXCHANGE  ACT  OF  1934



     (Mark  One)


     [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1993


                                       OR


     [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (NO FEE REQUIRED)

     For the transition period from                           to
                                     -------------------------    -------------


     Commission  File  Number    33-44282


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                     HONEYWELL  RETIREMENT  INVESTMENT  PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 HONEYWELL  INC.
                                Honeywell  Plaza
                         Minneapolis,  Minnesota  55408


Included herewith and set forth on pages 1 to 12 hereof are the Honeywell Retirement Investment Plan Financial Statements for the Years Ended December 31, 1993 and 1992 prepared by the firm of Deloitte & Touche, Independent
Auditors.

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              HONEYWELL RETIREMENT INVESTMENT PLAN



Dated:   June  29,  1994      By:  /s/ Deborah W. Veverka
                                  ------------------------------------
                                       Deborah  W.  Veverka

                              Its:  Vice  President,  Pension  Fund  Investments

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-44282 of the Honeywell Retirement Investment Plan on Form S-8 of our report dated June 22, 1994, appearing in this Annual Report on Form 11-K of the Honeywell Retirement Investment Plan for the year ended December 31, 1993.


Deloitte & Touche

Minneapolis, Minnesota
June 29, 1994

HONEYWELL RETIREMENT INVESTMENT PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 1993 AND 1992, AND INDEPENDENT
AUDITORS' REPORT

HONEYWELL RETIREMENT INVESTMENT PLAN

TABLE OF CONTENTS
- - -------------------------------------------------------------------------------


                                                                            PAGE
INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, December 31, 1993
     and 1992                                                                 3
  Statements of Changes in Net Assets Available for Benefits,
     Years Ended December 31, 1993 and 1992                                   5
  Notes to Financial Statements                                               7

INDEPENDENT AUDITORS' REPORT

Honeywell Retirement Investment Plan

We have audited the accompanying financial statements of Honeywell Retirement Investment Plan (the Plan) as of December 31, 1993 and 1992 and for the years then ended, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated May 21, 1993, we expressed an opinion that the 1992 financial statements did not present fairly the net assets available for benefits and the changes in net assets available for benefits in conformity with generally accepted accounting principles because the Plan's investments in certain guaranteed investment contracts with insurance companies were reflected in the financial statements at contract value as determined by the issuing insurance companies; the Plan's management had not been able to determine the amount that would ultimately be realized for such investment contracts, and that amount, when determined, could be significantly less than the recorded contract values. As discussed in Note 3 to the financial statements, subsequent distributions under a Rehabilitation Plan, the Plan's current estimates of additional distributions, and recoveries from various state guaranty funds will result, in the view of Plan management, in ultimately realizing amounts that will not be significantly less than the contract values. Accordingly, our present opinion on the 1992 financial statements, as expressed herein, is different from that expressed in our prior report on the previously issued 1992 financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1993 and 1992 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.



June 22, 1994

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993
- - -------------------------------------------------------------------------------


                                                                  (SUPPLEMENTAL INFORMATION BY FUND)
                                                   --------------------------------------------------------------------------

                                                        GOVERNMENT     SHORT-TERM         BONDS       STOCKS
                                         COMBINED         INCOME          BOND            PLUS         PLUS           S&P 500
                                           TOTAL           FUND           FUND            FUND         FUND            FUND

ASSETS:
  Investments in Master Trusts          $3,492,111       $504,147        $15,668         $8,462     $1,062,342       $440,948
  Contributions receivable                  14,787          2,933            295             99          1,670          1,297
  Other receivables                          4,468          1,398            167             29          1,493            607
  Due (to) from other plans                   (424)          (172)                                        (145)           (64)
                                        ----------       --------        -------         ------     ----------       --------
        Total assets                     3,510,942        508,306         16,130          8,590      1,065,360        442,788

LIABILITIES:
  Administration fees payable                1,470            281             14              9            681            274
  Other payables                             4,202          1,398            165             21          1,686            764
                                        ----------       --------        -------         ------     ----------       --------
        Total liabilities                    5,672          1,679            179             30          2,367          1,038
                                        ----------       --------        -------         ------     ----------       --------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR               $3,505,270       $506,627        $15,951         $8,560     $1,062,993       $441,750
                                        ----------       --------        -------         ------     ----------       --------
                                        ----------       --------        -------         ------     ----------       --------


                                                            (SUPPLEMENTAL INFORMATION BY FUND)
                                        --------------------------------------------------------------------------
                                           FROZEN
                                            FIXED        HONEYWELL                      COLUMBIA        SCUDDER
                                           INCOME          STOCK           JANUS         SPECIAL     INTERNATIONAL
                                            FUND           FUND            FUND           FUND           FUND

ASSETS:
  Investments in Master Trusts            $342,667       $587,762         $7,202         $8,898         $5,343
  Contributions receivable                                  7,850                           344             56
  Other receivables                            774
  Due (to) from other plans                    (43)
                                          --------       --------         ------         ------         ------
        Total assets                       343,398        595,612          7,202          9,242          5,399

LIABILITIES:
  Administration fees payable                  192                             3              3              2
  Other payables                               168
                                          --------                        ------         ------         ------
        Total liabilities                      360                             3              3              2
                                          --------       --------         ------         ------         ------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                 $343,038       $595,612         $7,199         $9,239         $5,397
                                          --------       --------         ------         ------         ------
                                          --------       --------         ------         ------         ------

                                                            (SUPPLEMENTAL INFORMATION BY FUND)
                                        --------------------------------------------------------------------------
                                                          T. ROWE         T. ROWE
                                           T. ROWE         PRICE           PRICE
                                            PRICE        SMALL CAP        EQUITY
                                        INTERNATIONAL      VALVE          INCOME       ISOLATED      PARTICIPANT
                                            FUND           FUND            FUND         FUNDS           LOANS

ASSETS:
  Investments in Master Trusts             $12,159         $3,034        $12,288       $375,593       $105,598
  Contributions receivable                     185                            58
  Other receivables
  Due (to) from other plans
                                           -------         ------        -------       --------       --------
        Total assets                        12,344          3,034         12,346        375,593        105,598

LIABILITIES:
  Administration fees payable                    6              1              4
  Other payables
                                           -------         ------        -------
        Total liabilities                        6              1              4
                                           -------         ------        -------       --------       --------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                  $12,338         $3,033        $12,342       $375,593       $105,598
                                           -------         ------        -------       --------       --------
                                           -------         ------        -------       --------       --------



See notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1992
- - -------------------------------------------------------------------------------


                                                            (SUPPLEMENTAL INFORMATION BY FUND)
                                                   ----------------------------------------------------------
                                                        GOVERNMENT      SHORT-TERM      STOCKS
                                          COMBINED        INCOME           BOND          PLUS          S&P 500
                                            TOTAL          FUND            FUND          FUND           FUND

ASSETS:
  Cash and cash equivalents             $  191,445
  Investments                            2,867,176       $269,104         $  260       $914,790       $237,762
  Due from (to) other funds                               148,971          7,258        (16,804)         3,687
  Due from other plans                     116,052                                                     115,834
  Contributions receivable                  13,406                                                         190
                                        ----------       --------         ------       --------       --------
          Total assets                   3,188,079        418,075          7,518        897,986        357,473

LIABILITIES:
  Distributions payable                     10,726          2,784              2
  Trustees' fees payable                     1,588             66                         1,294             41
  Participant loans payable                 10,700
                                        ----------       --------         ------       --------       --------
          Total liabilities                 23,014          2,850              2          1,294             41
                                        ----------       --------         ------       --------       --------

NET ASSETS AVAILABLE FOR
  BENEFITS                              $3,165,065       $415,225         $7,516       $896,692       $357,432
                                        ----------       --------         ------       --------       --------
                                        ----------       --------         ------       --------       --------


                                                            (SUPPLEMENTAL INFORMATION BY FUND)
                                        --------------------------------------------------------------------------
                                           FROZEN        HONEYWELL      PERFORMANCE
                                            FIXED          STOCK        STOCK MATCH    ISOLATED      PARTICIPANT
                                            FUND           FUND            FUND          FUNDS          LOANS

ASSETS:
  Cash and cash equivalents             $  191,445
  Investments                              445,318       $345,679       $125,613       $456,913        $71,737
  Due from (to) other funds               (200,215)        57,103
  Due from other plans                                        218
  Contributions receivable                     149                        13,067
                                        ----------       --------         ------       --------       --------
          Total assets                     436,697        403,000        138,680        456,913         71,737

LIABILITIES:
  Distributions payable                        545          1,404           (438)         6,429
  Trustees' fees payable                       131             56
  Participant loans payable                                                                             10,700
                                        ----------       --------         ------       --------       --------
          Total liabilities                    676          1,460           (438)         6,429         10,700
                                        ----------       --------         ------       --------       --------

NET ASSETS AVAILABLE FOR
  BENEFITS                                $436,021       $401,540       $139,118       $450,484        $61,037
                                        ----------       --------         ------       --------       --------
                                        ----------       --------         ------       --------       --------



See notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1993
- - -------------------------------------------------------------------------------

                                                                  (SUPPLEMENTAL INFORMATION BY FUND)
                                                    -------------------------------------------------------------------------

                                                        GOVERNMENT     SHORT-TERM         BONDS       STOCKS
                                         COMBINED         INCOME          BOND            PLUS         PLUS           S&P 500
                                           TOTAL           FUND           FUND            FUND         FUND            FUND

NET INVESTMENT INCOME
  IN MASTER TRUSTS                      $  246,993        $13,685        $   646         $  302     $  133,513       $ 38,135

CONTRIBUTIONS:
  Employee pretax contributions            170,131         60,675          5,739          2,531         37,806         25,468
  Employer stock match                      33,220
                                        ----------       --------        -------         ------     ----------       --------
          Total contributions              203,351         60,675          5,739          2,531         37,806         25,468

TRANSFERS (TO) FROM OTHER FUNDS                            45,715            (58)         5,811         44,165         39,338

TRANSFERS FROM (TO) OTHER PLANS             42,127           (213)                                      31,722          4,581
                                        ----------       --------        -------         ------     ----------       --------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS AND TRANSFERS              492,471        119,862          6,327          8,644        247,206        107,522

LOANS:
  Repayments                                               23,660          2,191             87          6,528          7,925
  Distributions                                           (18,166)           (40)                      (30,944)        (4,200)

DISTRIBUTIONS TO PARTICIPANTS             (145,758)       (33,066)                         (148)       (53,182)       (26,027)

TRUSTEES' AND ADMINISTRATIVE FEES           (6,508)          (888)           (43)           (23)        (3,307)          (902)
                                        ----------       --------        -------         ------     ----------       --------

INCREASE (DECREASE) IN NET ASSETS          340,205         91,402          8,435          8,560        166,301         84,318

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                   3,165,065        415,225          7,516                       896,692        357,432
                                        ----------       --------        -------         ------     ----------       --------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                        $3,505,270       $506,627        $15,951         $8,560     $1,062,993       $441,750
                                        ----------       --------        -------         ------     ----------       --------
                                        ----------       --------        -------         ------     ----------       --------


                                                            (SUPPLEMENTAL INFORMATION BY FUND)
                                        --------------------------------------------------------------------------
                                           FROZEN
                                            FIXED        HONEYWELL                      COLUMBIA        SCUDDER
                                           INCOME          STOCK           JANUS         SPECIAL     INTERNATIONAL
                                            FUND           FUND            FUND           FUND           FUND

NET INVESTMENT INCOME
  IN MASTER TRUSTS                        $ 29,858       $ 27,119         $   25         $  109         $    3

CONTRIBUTIONS:
  Employee pretax contributions                            36,316                           538            151
  Employer stock match                                     33,220
                                                         --------                        ------         ------
          Total contributions                              69,536                           538            151

TRANSFERS (TO) FROM OTHER FUNDS            (82,231)       (24,716)         7,179          8,567          5,245

TRANSFERS FROM (TO) OTHER PLANS               (899)         4,309
                                          --------       --------         ------         ------         ------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS AND TRANSFERS              (53,372)        76,248          7,204          9,214          5,399

LOANS:
  Repayments                                                8,861                            61
  Distributions                            (17,709)       (17,408)                          (27)

DISTRIBUTIONS TO PARTICIPANTS              (21,213)       (12,122)

TRUSTEES' AND ADMINISTRATIVE FEES             (689)          (625)            (5)            (9)            (2)
                                          --------       --------         ------         ------         ------

INCREASE (DECREASE) IN NET ASSETS          (92,983)        54,954          7,199          9,239          5,397

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                     436,021        540,658
                                          --------       --------         ------         ------         ------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                          $343,038       $595,612         $7,199         $9,239         $5,397
                                          --------       --------         ------         ------         ------
                                          --------       --------         ------         ------         ------

                                                            (SUPPLEMENTAL INFORMATION BY FUND)
                                        --------------------------------------------------------------------------
                                                          T. ROWE         T. ROWE
                                           T. ROWE         PRICE           PRICE
                                            PRICE        SMALL CAP        EQUITY
                                        INTERNATIONAL      VALVE          INCOME       ISOLATED      PARTICIPANT
                                            FUND           FUND            FUND         FUNDS           LOANS


NET INVESTMENT INCOME
  IN MASTER TRUSTS                         $   352         $   96        $   217                      $  2,933

CONTRIBUTIONS:
  Employee pretax contributions                601                           306
  Employer stock match
                                         ---------                       -------
          Total contributions                  601                           306

TRANSFERS (TO) FROM OTHER FUNDS             12,815          2,938         12,850       $(77,518)

TRANSFERS FROM (TO) OTHER PLANS                                                           2,627
                                           -------         ------        -------       --------       --------


TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS AND TRANSFERS               13,768          3,034         13,373        (74,891)         2,933

LOANS:
  Repayments                                    12                            47                       (49,372)
  Distributions                             (1,434)                       (1,072)                       91,000

DISTRIBUTIONS TO PARTICIPANTS

TRUSTEES' AND ADMINISTRATIVE FEES               (8)            (1)            (6)
                                           -------         ------        -------       --------       --------

INCREASE (DECREASE) IN NET ASSETS           12,338          3,033         12,342        (74,891)        44,561

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                                                                  450,484         61,037
                                           -------         ------        -------       --------       --------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                           $12,338         $3,033        $12,342       $375,593       $105,598
                                           -------         ------        -------       --------       --------
                                           -------         ------        -------       --------       --------



See notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1992
- - -------------------------------------------------------------------------------


                                                            (SUPPLEMENTAL INFORMATION BY FUND)
                                                     ---------------------------------------------------------
                                                        GOVERNMENT      SHORT-TERM      STOCKS
                                          COMBINED        INCOME           BOND          PLUS          S&P 500
                                            TOTAL          FUND            FUND          FUND           FUND

NET INVESTMENT INCOME
  IN MASTER TRUSTS                      $  176,398       $  8,901         $    2       $ 83,689       $ 24,992

CONTRIBUTIONS:
  Employee - after-tax                      50,165         17,040                        16,324          3,773
  Employer:
    Pretax                                 155,341         42,462            170         24,191         23,218
    Stock match                             43,892
                                        ----------       --------         ------       --------       --------
          Total contributions              249,398         59,502            170         40,515         26,991

TRANSFERS FROM (TO) OTHER FUNDS                           128,570          7,300       (100,246)        15,109

TRANSFERS FROM (TO) OTHER PLANS                762                                                         (26)
                                        ----------       --------         ------       --------       --------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS, AND TRANSFERS             426,558        196,973          7,472         23,958         67,066

LOANS:
  Repayments                                               11,323             44          7,496          4,009
  Distributions                                            (3,179)                      (10,668)        (7,946)

DISTRIBUTIONS TO PARTICIPANTS             (344,793)       (35,710)                     (160,709)        (2,997)

TRUSTEES' AND ADMINISTRATIVE FEES           (8,067)          (485)                       (5,406)          (372)
                                        ----------       --------         ------       --------       --------

INCREASE (DECREASE) IN NET ASSETS           73,698        168,922          7,516       (145,329)        59,760

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                   3,091,367        246,303                     1,042,021        297,672
                                        ----------       --------         ------       --------       --------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                        $3,165,065       $415,225         $7,516       $896,692       $357,432
                                        ----------       --------         ------       --------       --------
                                        ----------       --------         ------       --------       --------


                                                            (SUPPLEMENTAL INFORMATION BY FUND)
                                        --------------------------------------------------------------------------
                                           FROZEN        HONEYWELL      PERFORMANCE
                                            FIXED          STOCK        STOCK MATCH    ISOLATED      PARTICIPANT
                                            FUND           FUND            FUND          FUNDS          LOANS

NET INVESTMENT INCOME
  IN MASTER TRUSTS                        $ 52,275       $  1,148       $  4,149                      $  1,242

CONTRIBUTIONS:
  Employee - after-tax                       8,352          4,676
  Employer:
    Pretax                                  38,352         26,948
    Stock match                                                           43,892
                                          --------       --------       --------
          Total contributions               46,704         31,624         43,892

TRANSFERS FROM (TO) OTHER FUNDS           (240,541)       189,808

TRANSFERS FROM (TO) OTHER PLANS                               146            642
                                          --------       --------       --------                       -------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS, AND TRANSFERS            (141,562)       222,726         48,683                         1,242

LOANS:
  Repayments                                 6,948          4,708                                      (34,528)
  Distributions                            (13,001)        (4,309)                                      39,103

DISTRIBUTIONS TO PARTICIPANTS             (134,169)        (3,992)        (7,216)

TRUSTEES' AND ADMINISTRATIVE FEES           (1,322)          (428)           (54)
                                          --------       --------       --------                       -------


INCREASE (DECREASE) IN NET ASSETS         (283,106)       218,705         41,413                         5,817

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                     719,127        182,835         97,705       $450,484         55,220
                                          --------       --------       --------       --------        -------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                          $436,021       $401,540       $139,118       $450,484        $61,037
                                          --------       --------       --------       --------        -------
                                          --------       --------       --------       --------        -------




See notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992
- - -------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Honeywell Retirement Investment Plan (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan are included in income in the year the contributions payable are accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

     INVESTMENT VALUATION - All determinations of fair values of investments are made by the Trustees and are based upon quoted prices in an active market, except unallocated insurance contracts, which are valued at their contract values, as determined by the issuing insurance companies.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

2.   PLAN DESCRIPTION

     GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings program designed to provide supplemental retirement benefits to certain employees. This plan succeeded Part B of the Sperry Retirement Program. Most legal provisions of the Sperry Plan remained unchanged and the Plan continues to serve employees covered by a collective bargaining agreement which provided for coverage under the Plan.

     The Honeywell Pension and Retirement Committee, as the plan administrator, designates members of the Honeywell Pension and Retirement Administrative Committee and appoints the trustees. The Honeywell Pension and Retirement Administrative Committee has authority to take such actions as may be necessary for the administration of the Plan or as it is directed by the Honeywell Pension and Retirement Committee. See Note 6 for a listing of the appointed trustees.

     CONTRIBUTIONS - The following contributions are made to the Plan:

     (a) The Sponsor contributes to the Plan, on behalf of the participants, various percentages of the participants' pay as elected by the participants. The maximum pretax and after tax contribution percentages are determined by the Honeywell Pension and Retirement Committee. Participants elect their own contribution levels subject to this maximum percentage. Contributions, including sponsor Stock Match contributions, are also subject to certain limitations.

     (b) Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the Code may transfer (rollover) all or a part of such distributions to their accounts.

     (c) The Sponsor contributes between $.25 and $.50 in Honeywell Inc. stock to the participants' Performance Stock Match fund accounts for each $1.00 the participant contributes to their pretax accounts. Such sponsor contribution is limited to a maximum of 4% of the participants' pay. The amount of the sponsor contribution depends upon the Sponsor's Return on Investment (as defined).

     LOANS TO PARTICIPANTS - The Plan was amended effective June 30, 1991 to adopt the procedures, terms, and conditions for the granting and administration of loans to participants. These procedures allow participants to apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax and pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 6 months following the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time.

     PARTICIPATION - Employees are eligible to participate in the Plan only if they are classified as a regular full-time or regular part-time employee, are not covered by any other savings plan maintained by Honeywell Inc., and are covered under a collective bargaining agreement which provides for participation in the Plan.

     VESTING - Participants are 100% vested in the portion of their individual accounts attributable to their contributions and become 100% vested in the portion of their accounts attributable to sponsor contributions to the Stock Match fund after three years of service. In the event of plan termination, the individual participants' vested accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

     FORFEITURES - All nonvested sponsor contributions are forfeited by participants when they terminate employment. Such forfeitures are used to reduce the Sponsor's subsequent contributions.

     INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following funds:

        GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

        SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high quality corporate bonds with short-term and intermediate-term (1 - 5 years) maturities.

        BONDS PLUS FUND - The fund is diversified among U.S. Treasury bills, high-quality intermediate- and long-term (1-10 years) bonds and domestic stocks.

        STOCKS PLUS FUND - The fund invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high quality bonds, T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

        S & P 500 FUND - The fund invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

        FROZEN FIXED INCOME FUND - Invests primarily in guaranteed investment contracts.

        HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

        JANUS FUND - The Fund primarily invests in a combination of large, familiar corporations and small, rapidly emerging companies.

        COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalizations that are less than the average for the companies included in the Standard and Poor's 500 Stock Index.

        SCUDDER INTERNATIONAL FUND - Fund intends to diversify its foreign investments among several countries and to not concentrate investments in any particular industry.

        T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stock of established companies outside the United States with proven performance records.

        T. ROWE PRICE SMALL CAP VALVE FUND - Primarily invests in common stocks of small, rapidly growing companies.

        T. ROWE PRICE EQUITY INCOME FUND - Primarily invests in common stocks of large, well-established companies that pay above-average dividends.

    PLAN STATUS - The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

    PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participates shall be 100% vested in their accounts.

3.  INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY (EXECUTIVE LIFE)

    At December 31, 1993 and 1992 the Plan's Isolated funds primarily consisted of investments in Executive Life guaranteed investment contracts (GIC's), approximately 1.67% of total net assets available for benefits. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised Conservatorship. In 1993 and 1994, distributions have been received from the Conservator totaling approximating 56% of the contract balance immediately prior to the Conservatorship.

    Further, the Plan's management currently estimates that the sum of additional distributions from the Conservator, and recoveries from various state guarantee funds, will not differ significantly from the remaining recorded contract values. Although the Plan is currently involved in litigation with the various state guaranty funds regarding the amount and nature of coverage, Plan management does not believe that the ultimate shortfall will be material to the Plan financial statements.

    The Plan's Sponsor has isolated the Executive Life GICs into the Isolated Fund pursuant to a plan amendment requiring such action. Currently there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.  INTERESTS IN MASTER TRUSTS

    The Plans' investments are included in master trusts with T. Rowe Price Trust Company and First Trust National Association which were established in 1993 for the investment of assets of the Plan and several other Honeywell Inc. sponsored retirement plans. Previously, the Plan investments were held in master trusts with various trust companies. Each participating retirement plan has an individed interest in the master trusts. At December 31, 1993 and 1992, the Plan's interest in the net assets of the master trusts was approximately 0.3% . Investment income and administrative expenses related to the master trust are allocated to the individual plans based upon average monthly balances invested by each plan.

    The following table presents the fair value of investments held in master trusts.


                                                       1993           1992
    Investments at fair value:
      Custom funds:
        Government Income Fund                     $209,624,454   $159,974,586
        Short term Bond Fund                         13,255,684        184,190
        Bonds Plus Fund                              19,587,985
        Stocks Plus Fund                            252,637,838    232,174,164
        S&P 500 Fund                                240,823,722    237,762,142
        Frozen Fixed Income Fund (a)                124,019,602    221,316,509
        Honeywell Stock Fund                        157,920,810    122,369,698
      Mutual Funds, primarily equity securities      91,770,887
      Participants' loans                            24,145,987     20,995,050
                                                 --------------   ------------
                                                 $1,133,786,969   $944,776,339
                                                 --------------   ------------
                                                 --------------   ------------

     (a) at contract value

     Investment income for master trust is as follows:


                                                       1993           1992
    Net appreciation of fair value of investments:
      Custom Funds:
        Short-term Bond Fund                        $   564,780    $       972
        Bonds Plus Fund                                 827,967
        Stocks Plus Fund                             31,291,545      7,306,707
        S&P 500 Fund                                 23,377,943     10,356,830
        Honeywell Stock Fund                          4,481,379        272,889
      Mutual Funds, primarily equity securities       1,305,188
                                                    -----------    -----------
                                                     61,848,802     17,937,398
      Interest and dividends                         28,245,232     45,478,823
                                                    -----------    -----------
                                                    $90,094,034    $63,416,221
                                                    -----------    -----------
                                                    -----------    -----------


     In 1993, the Plan's Sponsor transferred the guaranteed investment contracts issued by Executive Life Insurance Company and Mutual Benefit Life Insurance Company to First Trust National Association. A master trust was established for the investment of these assets of the Plan and several other Honeywell Inc. sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trust. At December 31, 1993, the Plan's interest in the net assets of the master trust was approximately 0.6%. The contract value of the guaranteed investment contracts for the master trust was $67,277,792 at December 31, 1993.

     In 1992, these assets were held in a master trust with IDS Trust Company. The Plan's interest in the net assets of the master trust was approximately 0.6% as of December 31, 1992. The contract value of the guaranteed investment contracts for the master trust was $81,093,903 at December 31, 1992.

5.  PARTIES-IN-INTEREST TRANSACTIONS

    There were no prohibited party-in-interest transactions during the years ended December 31, 1993 and 1992.

6.  INFORMATION PROVIDED BY TRUSTEES

    Plan funds are held in trust by trustees for the sole purpose of making investments, plan payments, and paying trust operating expenses. Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1993 were T. Rowe Price Trust Company and First Trust National Association.

    The trustees provide the Plan with monthly statements which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

    The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees, except for certain adjustments which resulted in a (decrease)
increase in the amount of net assets reported by the trustees of $(108,241) and $71,683 as of December 31, 1993 and 1992, respectively. Such adjustments are primarily recorded for the purpose of converting the trustees' statements from the cash basis to the accrual basis of accounting and to reflect the impact of participant loan activity.

The Government Income fund, Stocks Plus fund, S&P 500 fund, Honeywell Stock fund, and Frozen Fixed Income fund and Isolated funds individually represent 5% or more of net assets available for benefits.

- - --------------------------------------------------------------------------------
                                       12